SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Bovespa (São Paulo) NYSE (New York)	AMBV4 - Preferred AMBV3 - Common ABV - Preferred ABVc - Common

AMBEV ANNOUNCES PRICING OF R$300 MILLION BRL NOTES ISSUANCE BY ITS SUBSIDIARY AMBEV INTERNATIONAL

São Paulo, July 17th, 2007 - Companhia de Bebidas das Américas - AmBev (“AmBev”) announced today the pricing of the notes to be issued by its wholly-owned subsidiary, AmBev International Finance Co. Ltd. (“AmBev International”). AmBev International shall issue R$300 million in Brazilian Reais denominated notes with a fixed interest of 9.500% per annum and maturity date of July 24, 2017. The issuance is expected to close on July 24, 2007, subject to customary closing conditions.

The notes will be unsecured and unsubordinated obligations of AmBev International and will be fully and unconditionally guaranteed by AmBev. The guarantee ranks equally in right of payment with all of AmBev’s other unsecured and unsubordinated debt obligations (except for statutorily preferred credits set forth in Brazilian bankruptcy laws).

The notes are denominated in Brazilian Reais, but both principal and interest will be paid in U.S. dollars at the prevailing exchange rate at the applicable payment date. Interest will be paid semi-annually in arrears, starting January 24, 2008. The net proceeds of the offering will be used for the repayment of short-term debts and for general corporate purposes by AmBev and its subsidiaries.

The notes and guarantee have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), any state securities laws or the securities laws of any other jurisdiction and will be sold only to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on Regulation S. The notes and guarantee may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the notes, nor shall there be any sale of these notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum Isabella Amui
+55 11 2122-1415 +55 11 2122-1414
ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations